ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 19, 2006

06017116

Securities and Exchange Comm
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

RECEIVED
2006 SEP 26 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

Lodgement with Australian Stock Exchange:
19 September 2006 (ASX – Announcement & Media Release – Activity Update)

9/26

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 September 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

Eagle Project, Kings County, California (FAR 15%)
Workover Rig on location for Production testing

A deep workover rig has arrived on location for production testing of the Eagle North-1 well. An ASX release on the results of the production testing will be made at the completion of production testing

An extract of the text of an ASX release by Operator Victoria petroleum follows:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well on the Eagle Oil Pool Development Project in the San Joaquin Basin advises that the deep workover rig arrived on the Eagle North-1 location on Friday 15th September and is currently rigging up with operations commencing Monday 18th September California time.

Prior to the arrival of the work over rig a coiled tubing rig carried out some work over a 36 hour period and established that the tubing conveyed casing perforating guns appeared not to have fired during the first production test.

The operations planned for the work over rig over the next 14 days is to retrieve the production valve and tubing conveyed guns in the horizontal well bore and clean out the well bore in preparation for the running of a new casing perforating gun to test the as yet untested 72 metres of oil pay behind casing in the lower Mary Bellocchi Gatchell sand. The exact timing of the proposed new cased hole test is subject to the results of the current work over operation and the market will be advised accordingly.

The initial production test attempt was being carried out over 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

The interval to be tested consist of the 72 metres (235 feet) of lower Mary Bellocchi Gatchell oil sand cased behind the 4 1/2 inch liner from 4,209 – 4,281 metres (13,810 - 14,045 feet) and the 105 metres (345 feet) of open hole lower Mary Bellochi oil sand from 4,281 – 4,386 metres (14,046 -14,390 feet) extending from the base of the 4 ½ inch liner at 4,386 metres (14,045 feet).

An ASX release on the results of the workover will be made at the completion of the operation."

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Welder Ranch Gas Project, Victoria County, Texas (FAR 9-9.69%)
Drilling in progress under Chesapeake Farm out

Drilling of the Welder ranch A2 well commenced on 28 August 2006 under a farm out arrangement with Chesapeake Exploration Limited Partnership

The well is being drilled using pioneer drilling rig 7 and is currently at a measured depth of 11,300 feet. The well is a test of the pressured Middle Wilcox formation and has a planned total depth of 12,800 feet. The well is across the county line to other prolific Wilcox producers.

FAR farmed out its proportionate share in AMI acreage (excluding the Vaquero #1 and #2 wells) to Chesapeake Exploration Limited Partnership. Chesapeake proposes to drill two (2) wells to test the Middle Wilcox formation. The farm out provides FAR with a 25% carry to casing point (in respect of its proportionate share) and be subject to the Chesapeake JOA and letter agreement with Dune. There are approximately 530 net mineral acres within the AMI area affected by the farm out.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well.

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Rig being assembled on location.

Sandalwood Exploration advises a rig is currently being assembled on location. The newly manufactured rig has been imported from China by Neumin Production Company, Inc and is currently being assembled by Chinese engineers. Once assembled and tested the rig will drill the Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible. FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Lake Long Deep Project, Lafourche Parish, South Louisiana
Well scheduled within 90 days

FAR has executed an authority for expenditure in relation to a proposed 13,555 foot Lower Hollywood test requiring the well to spud within 90 days. The SL 328 #2 is being drilled under a turnkey contract at a completed cost of US$11.5 million.

The proposed #2 well is supported by 3D data. BP has now provided a lease to enable the well to progress. FAR (4.09%WI) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, Palace Exploration and Kriti Exploration Inc based in North America.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Production testing in progress

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. Initial testing of the Wabamun suggests the Kakwa well is connected to the offset control well and has been partially drained. As such the well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The well is currently being tested commencing with the lowermost zones. Provided testing is successful the well will be completed for production with additional behind pipe zones in the well remaining for future testing and production.

Perforation and Pressure testing of the Montney Zone between 3,240 and 3,295 metres over an extended period yielded favourable results with gas potential confirmed. This stage was followed by independent frac design studies performed by Trican. A drillable bridge plug will be set above the Montney for possible future production.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au